Cryoport, Inc.
Insider Trading and Tipping Policy

1.0	PURPOSE

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of Cryoport, Inc. (the “Company”) and the handling of confidential information about the Company, its subsidiaries and the companies with which the Company does business. The Company’s Board of Directors has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about the Company from: (i) trading in securities of the Company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information. Regulators have adopted sophisticated surveillance techniques to identify insider trading transactions, and it is important to the Company to avoid even the appearance of impropriety.

2.0	SCOPE

A.	This Policy covers all directors, officers and employees of the Company and its subsidiaries. This policy also applies to family members and entities controlled by a person covered by this Policy. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information (referred to in this Policy as “Designated Outsiders”). For purposes of this Policy, family members include spouses, children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, in-laws, anyone who lives in a person’s household, and any family members who do not live in a person’s household but whose transactions in Company Securities (as defined below) are directed by a person covered by this Policy, or are subject to such person’s influence or control, such as parents or children who consult with such person before they trade in Company Securities.
B.	This Policy applies to any and all transactions in any of the Company’s securities (collectively referred to in this Policy as “Company Securities”), including the Company’s common stock, options to purchase common stock, and any other type of securities that the Company may issue, such as preferred stock, convertible debt securities, warrants, as well as derivative securities not issued by the Company, such as exchange-traded put or call options or swaps relating to Company Securities.
C.	This Policy has been delivered to all directors, officers, employees and Designated Outsiders, and will be delivered to all new directors, officers, employees and Designated Outsiders at the start of their employment or relationship with the Company. Upon first receiving a copy of the Policy or any revised versions, each director, officer, employee and designated outsider must sign an acknowledgment that he or she has received a copy and agrees to comply with the Policy’s terms. Section 16 Individuals and Designated Employees (each as defined in Section 5.0B) and others that possess confidential insider information may be required to certify compliance with the Policy on an annual basis.
3.0	INDIVIDUAL RESPONSIBILITY

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy.

In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer (as defined in Section 6.0) or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. A person may be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in Section 7.0.

4.0	DEFINITIONS

A.	“Insider Trading”

Unlawful insider trading occurs when a person uses material nonpublic information obtained through their employment or other involvement with a company to make decisions to purchase, sell or otherwise trade that company’s securities or to provide that information to others outside the company. The prohibitions against insider trading apply to trading, tipping and making recommendations to trade by virtually any person, including all persons associated with the company, if the information involved is “material” and “nonpublic.”

B.	“Material” Information

Information about the Company is “material” if it would be expected to affect the investment or voting decisions of a reasonable shareholder or investor, or if the disclosure of the information could be expected to significantly alter the total mix of the information in the marketplace about the Company.  In simple terms, material information is any type of information which could reasonably be expected to affect the price of Company Securities.  While it is not possible to identify all information that would be deemed “material,” the following types of information ordinarily would be considered material:

●	Financial results that significantly differ from the Company’s historical operations as previously disclosed on Form 10-Q or Form 10-K, or material financial events not previously disclosed.
●	Results or progress (or lack thereof) of clinical trials or summaries of any patient data.
●	Company projections and strategic plans.
●	Potential mergers and acquisitions or the sale of Company assets or subsidiaries.
●	Significant actions by regulatory authorities, including the Food and Drug Administration.
●	New significant contracts, strategic partners, suppliers, customers or finance sources, or the loss thereof.
●	Significant discoveries or significant changes or developments in products or product lines, research, technologies or patents.
●	Results or progress reports on tests of new products on animals.
●	Significant changes or developments in products, supplies or inventory, including significant product defects, recalls or product returns.
●	Significant pricing changes.
●	Stock splits, public or private securities/debt offerings or changes in Company dividend policies or amounts.

●	Significant changes in senior management.
●	Significant labor disputes or negotiations.
●	Actual or threatened significant litigation or the resolution of such litigation.
C.	“Nonpublic” Information

Material information is “nonpublic” if it has not been widely disseminated to the public through major newswire services, national news services, financial news services, or public disclosure documents filed with the SEC that are available on the SEC’s website. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.  For the purposes of this Policy, information will be considered public, i.e., no longer “nonpublic,” after the close of trading on the second full trading day following the  widespread public release of the information. A “trading day” is a day on which the national stock exchange on which Company Securities trade is open for trading.

D.	Consult the Compliance Officer for Guidance

Any person who is unsure whether the information that they possess is material or nonpublic must consult the Compliance Officer for guidance before trading in any Company Securities.

5.0	STATEMENT OF COMPANY POLICY AND PROCEDURES
A.	Prohibitions Applicable to All Persons Subject to this Policy

It is the policy of the Company that any person subject to this Policy as described in Section 2.0 may not, directly, or indirectly through family members or other persons or entities, take any of the following actions:

●	trade in Company Securities while possessing material nonpublic information concerning the Company.
●	“tip” or disclose material nonpublic information concerning the Company to any outside person (including family members, analysts, individual investors and members of the investment community and news media). In any instance in which such information is disclosed to outsiders, the Company will take such steps as are necessary to preserve the confidentiality of the information, including requiring the outsider to agree in writing to comply with the terms of this Policy and/or to sign a confidentiality agreement. All inquiries from outsiders regarding material nonpublic information about the Company must be forwarded to the Compliance Officer and/or the Investor Relations Person.
●	give trading advice of any kind about the Company or Company Securities to anyone while possessing material nonpublic information about the Company, except that Insiders should advise others not to trade if doing so might violate the law or this Policy. The Company strongly discourages all Insiders from giving trading advice concerning the Company to third parties even when the Insiders do not possess material nonpublic information about the Company.
●	engage in the short sale, put or call of Company Securities or any other trade in any interest or position relating to the future price of Company Securities.
●	engage in any transactions involving any hedging or derivatives of Company Securities, including trading in futures and derivative securities and engaging in hedging activities relating to Company Securities, including exchange traded options, puts, calls, collars, forward sale contracts, equity swaps, exchange funds or other arrangements or instruments designed to hedge or offset decreases in the market value of Company

Securities; provided, that holding and exercising stock options, restricted stock units or other derivative securities granted under the Company’s equity compensation plans is not prohibited by this Policy.
●	subsequent to February 25, 2021, initiate, renew or extend any transaction that involves pledging any Company Securities as collateral for a loan or holding Company Securities as security in a margin account.
●	trade in the securities of any other public company while possessing material nonpublic information concerning that company; “tip” or disclose material nonpublic information concerning any other public company to anyone; or give trading advice of any kind to anyone concerning any other public company while possessing material nonpublic information about that company.

The prohibitions contained in this Section 5.0A do not apply in the case of the following transactions, except as specifically noted:

●	Stock Option Exercises. This Policy does not prohibit the vesting of employee stock options, exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of, or tax withholding obligation associated with, an option. This Policy also applies to any options on Company Securities sold in the market.
●	Restricted Stock Awards. This Policy does not prohibit the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which a person elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The Policy does apply, however, to any market sale of stock to pay the tax withholding obligation associated with the vesting of restricted stock or restricted stock units.
●	401(k) Plan. This Policy does not prohibit purchases of Company Securities in the Company’s 401(k) plan resulting from a person’s periodic contribution of money to the plan pursuant to such person’s payroll deduction election. This Policy does apply, however, to certain elections a person may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of a person’s periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against a person’s 401(k) plan account if the loan will result in a liquidation of some or all of a person’s Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
●	Pre-approved Gifts. This Policy does not prohibit bona fide gifts of Company Securities made to family members, family trusts or to a charitable, education, or similar non-profit institution, provided that, for Insiders (as defined in Section 5.0B) the gift has been pre-cleared pursuant to the procedure described in Section 5.E.1.
●	Other Similar Transactions with the Company. Any other purchase of Company Securities from the Company or sale of Company Securities to the Company are, to the extent determined by the Compliance Officer, not prohibited by this Policy.

●	Pre-approved 10b5-1 Trading Plans. This Policy does not prohibit purchases or sales of the Company’s Securities made pursuant to any binding contract, specific instruction or written plan entered into while the purchaser or seller, as applicable, was unaware of any material nonpublic information and which contract, instruction, or plan (i) meets all requirements of the affirmative defense provided by Rule 10b5-1 (“Rule 10b5-1”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) was pre-approved in advance pursuant to this Policy and (iii) has not been amended or modified in any respect after such initial preclearance without such amendment or modification being precleared in advance pursuant to this Policy. For more information about Rule 10b5-1 plans, see Section 5.0G.
B.	Designation of Insiders

The Company has designated the following individuals and their family members as an Insider because the person has access to material nonpublic information concerning the Company (each, individually an “Insider” and collectively, “Insiders”):

●	the directors and officers who are subject to the reporting provisions and trading restrictions of Section 16 of the Exchange Act), and the underlying rules and regulations promulgated by the Securities and Exchange Commission (the “SEC” and such individuals, “Section 16 Individuals”), whom are designated on Exhibit A. The Compliance Officer will amend Exhibit A from time to time as necessary to reflect the addition, resignation or departure of Section 16 Individuals;
●	the employees identified as having access to material nonpublic information because of their position with the Company (such individuals, “Designated Employees”) whom are designated on Exhibit B. The Compliance Officer will amend Exhibit B from time to time as necessary to reflect the addition, resignation or departure of Designated Employees;
●	the consultants identified as having access to material nonpublic information because of their position with the Company or their access to material nonpublic information whom are designated on Exhibit C. The Compliance Officer will amend Exhibit C from time to time as necessary to reflect the addition, resignation or departure of consultants; and
●	the Compliance Officer.
C.	Statement of Company Policy Applicable to Insiders

It is the policy of the Company that Insiders may not trade in Company Securities, unless all of the following are satisfied:

●	The trade(s) occur during the applicable “trading window” described in Section 5.D.1.
●	The trade(s) have been pre-approved by the Compliance Officer in accordance with the procedures set forth in Section 5.0E. With respect to trades by the Compliance Officer, such trade(s) have been pre-approved by the Compliance Committee (as defined in Section 6.0).

●	The trade(s) do not occur during any special trading blackout periods designated by the Compliance Officer.

It is the policy of the Company that Insiders may not gift Company Securities unless the gift is pre-approved by the Compliance Officer in accordance with the procedures set forth in Section 5.0E.  With respect to gifts by the Compliance Officer, such gift(s) have been pre-approved by the Compliance Committee (as defined in Section 6.0).

Insiders who wish to sell Company Securities to diversify their investment portfolio are encouraged to sell their securities pursuant to a Rule 10b5-1 Plan as described in Section 5.0G.

To the extent possible, Insiders should retain all records and documents that support their reasons for making each trade.

D.	Trading Windows and Blackout Periods Applicable to Insiders
5.D.1	The Trading Windows. Subject to the provisions set forth below, Insiders may trade in Company Securities only during the period beginning at the close of trading on the second full trading day following the Company’s widespread public release of quarterly or year-end earnings and continuing through the fifteenth (15th) day of the final month of each fiscal quarter.
5.D.2	Compliance Officer Approval. Insiders shall obtain the pre-approval from the Compliance Officer in accordance with the procedures set forth in Section 5.0E prior to trading in Company Securities, including trades during the permitted trading windows.
5.D.3	No Trading During Trading Windows While in the Possession of Material Nonpublic Information. Insiders possessing material nonpublic information concerning the Company may not trade in Company Securities even during applicable trading windows and even if pre-clearance has been obtained. Persons possessing such material nonpublic information may trade during a trading window only after the close of trading on the second full trading day following the Company’s widespread public release of such material nonpublic information.
5.D.4	No Trading During Blackout Periods. Insiders may not trade in Company Securities outside of the applicable trading windows. In addition, from time to time events may occur that are material to the Company and the Compliance Officer will institute a special blackout period for certain officers, directors, or employees, who will be notified of such blackout period. Persons subject to the special blackout period may not trade in Company Securities during the special blackout period. Persons subject to, or otherwise know about, a special blackout period may not disclose to any outside third party that a special blackout period has been designated.
5.D.5	Exceptions for Hardship Cases. The Compliance Officer or the Compliance Committee, as applicable, may, on a case-by-case basis, authorize trading in Company Securities outside of the applicable trading windows (but not during special blackout periods) due to financial hardship or other hardships. All hardship exceptions must be approved in writing by, and are at the sole discretion of, the Compliance Officer or the Compliance Committee. Insiders seeking a hardship exception will be required to provide the circumstances of the hardship and reasons for the trade and the hardship exception in writing..
E.	Pre-Clearance; Procedures for Approving Trades and Gifts by Insiders
5.E.1	Insider Individual Trades. No Insider may trade in Company Securities until:
5.E.1.1	The Insider has notified the Compliance Officer in writing of the amount and nature of the proposed trade(s);
5.E.1.2	The Insider has certified to the Compliance Officer in writing no earlier than two business days prior to the proposed trade(s) that (i) he or she is not in possession of material nonpublic information concerning the

Company and (ii) with respect to Section 16 Individuals, the proposed trade(s) do not violate the short-swing trading restrictions of Section 16(b) of the Exchange Act and the proposed trade(s) will be made in full compliance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”);
5.E.1.3	The Compliance Officer has confirmed that the trading window is open and will remain open for the period during which the trade is expected to occur and has approved the proposed trade(s) in writing.

Pre-cleared trades must be completed within four full trading days after the later of (a) the date specified in the Application and Approval Form or (b) the date of receipt of pre-clearance, unless otherwise provided by the Compliance Officer. Transactions not completed within such time limit are subject to pre-clearance again in accordance with the procedures set forth in this Section 5.0E.

5.E.2	Insider Individual Gift(s). No Insider may gift any Company Securities until:
5.E.2.1	the Insider has notified the Compliance Officer in writing of the amount of the proposed gift(s), the proposed recipient of the gift, the proposed date of the gift, and the recipients relationship to the Insider (only bona fide gifts of Company Securities made to family members, family trusts or to a charitable, education, or similar non-profit institution will be approved); and
5.E.2.2	the Compliance Officer has approved the proposed gift in writing. All approved gifts must be completed within the time frame approved by the Compliance Officer.
5.E.3	No Obligation to Approve Trades or Gifts. The existence of the foregoing approval procedures does not in any way obligate the Compliance Officer or Compliance Committee to approve any trades or gifts requested by Insiders. The Compliance Officer or Compliance Committee may reject any trading or gift request at their sole reasonable discretion.
F.	Priority of Statutory or Regulatory Trading Restrictions

The trading prohibitions and restrictions set forth in this Policy will be superseded by any greater prohibitions or restrictions prescribed by federal or state securities laws and regulations, e.g., short-swing trading by Section 16 Individuals or restrictions on the sale of securities subject to Rule 144 under the Securities Act.  Any Insider who is uncertain whether other prohibitions or restrictions apply should ask the Compliance Officer.

G.	10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides an affirmative defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets the conditions specified in Rule 10b5-1 (a “Rule 10b5-1 Plan”) and this Policy. If the plan meets these, Company Securities may be purchased or sold under the Rule 10b5-1 Plan without regard to certain insider trading restrictions. Trades under a Rule 10b5-1 Plan are not exempt from Section 16 short-swing profit rules or liability.  To comply with the Policy, a proposed Rule 10b5-1 Plan must be pre-approved by the Compliance Officer and meet the requirements of Rule 10b5-1 and the Company’s “Guidelines for Rule 10b5-1 Plans,” which is available upon request. A Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. In accordance with our guidelines, commencement of trades under the plan will be subject to a waiting period following execution of the plan, the plan will be subject to minimum and maximum terms, and limits will be imposed on amendments and terminations, among other requirements.

Any Rule 10b5-1 Plan must be submitted for approval at least five days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

H.	Post-Termination Transactions

With the exception of the preclearance requirement, this Policy continues to apply to transactions in the Company Securities even after termination of service to the Company.  If you are in possession of material nonpublic information when your service terminates, you may not trade in the Company Securities until that information has become public or is no longer material.

6.0	INSIDER TRADING COMPLIANCE OFFICER AND COMPLIANCE COMMITTEE

The Company has designated its General Counsel as its Insider Trading Compliance Officer (the “Compliance Officer”).  The Insider Trading Compliance Committee (the “Compliance Committee”) will consist of the Compliance Officer, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer.  The Compliance Officer will review and either approve or prohibit all proposed trades and gifts by Insiders in accordance with the procedures set forth in Section 5.0E, and the Compliance Committee, without participation by the Compliance Officer, will review and either approve or prohibit all proposed trades and gifts by the Compliance Officer.

In addition to the duties described in Section 5.0E, the duties of the Compliance Officer will include the following:

A.	Administering this Policy and monitoring and enforcing compliance with all Policy provisions and procedures.
B.	Responding to all inquiries relating to this Policy and its procedures.
C.	Designating and announcing special trading blackout periods during which specified Insiders may not trade in Company Securities.
D.	Providing copies of this Policy and other appropriate materials to all current and new directors, officers, employees and Designated Outsiders.
E.	Administering, monitoring and enforcing compliance with all federal and state insider trading laws and regulations, including without limitation Sections 10(b), 16, 20A and 21A of the Exchange Act and the rules and regulations promulgated there under, and Rule 144 under the Securities Act; and assisting in the preparation and filing of all required SEC reports relating to insider trading in Company Securities, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.
F.	Revising the Policy and Rule 10b-1 Plan Guidelines, as appropriate to reflect changes in federal or state insider trading laws and regulations and guidance by the Securities Exchange Commission.
G.	Maintaining as Company records originals or copies of all documents required by the provisions of this Policy or the procedures set forth herein, and copies of all required SEC reports relating to insider trading, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

H.	Maintaining the accuracy of the list of Insiders as attached on Exhibits A, B and C, as applicable, and updating them periodically as necessary to reflect additions to or deletions from each category of individuals, and communicating such updates to the list of Insiders and communication the implementation of and cancellation of special blackout periods to the applicable Insiders.
I.	The Compliance Officer may designate one or more individuals who may perform the Compliance Officer’s duties or the duties of the other member of the Compliance Committee in the event that the Compliance Officer or other Compliance Committee member is unable or unavailable to perform such duties.
7.0	POTENTIAL CIVIL, CRIMINAL AND DISCIPLINARY SANCTIONS
A.	Civil and Criminal Penalties

The consequence of prohibited insider trading or tipping can be severe.  Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay the loss suffered by the person who purchased securities from or sold securities to the insider tippee, pay civil penalties up to three times the profit made or loss avoided, pay a criminal penalty of up to $5 million, and serve a jail term of up to 20 years per violation.  The Company and/or the supervisors of the person violating the rules may also be required to pay major civil or criminal penalties.

B.	Company Discipline

Violation of this Policy or federal or state insider trading or tipping laws by any director, officer or employee, or their family members, may subject the director to dismissal proceedings and the officer or employee to disciplinary action by the Company up to and including termination for cause.

C.	Reporting of Violations

Any Insider who violates this Policy or any federal or state laws governing insider trading or tipping or knows of any such violation by any other Insiders, must report the violation immediately to the Compliance Officer.  Upon learning of any such violation, the Compliance Officer, in consultation with other Compliance Committee members and the Company’s legal counsel, will determine whether the Company should release any material nonpublic information, or whether the Company should report the violation to the SEC or other appropriate governmental authority.

8.0	COUNSEL

Please direct all inquiries regarding any of the provisions or procedures of this Policy to the Compliance Officer.